                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. _4_)(1)

                                  CORTECH, INC.
                                  -------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   22051J 10 0
                                   -----------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                 (312) 263-7777
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------

       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 22051J100                    13D                    Page 2 of 8 Pages
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BIOTECHNOLOGY VALUE FUND, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b) / /
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
-------------------------- ----- -----------------------------------------------
         NUMBER             5    SOLE VOTING POWER
           OF                             0
         SHARES            ----- -----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY EACH                       74,276
        REPORTING          ----- -----------------------------------------------
         PERSON             7    SOLE DISPOSITIVE POWER
          WITH                            0
                           ----- -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                          74,276
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   74,276
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   4.0%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   PN
--------- ----------------------------------------------------------------------

                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J100                    13D                    Page 3 of 8 Pages
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BIOTECHNOLOGY VALUE FUND II, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b) / /
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
-------------------------- ----- -----------------------------------------------
         NUMBER             5    SOLE VOTING POWER
           OF                             0
         SHARES            ----- -----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY EACH                       121,577
        REPORTING          ----- -----------------------------------------------
         PERSON             7    SOLE DISPOSITIVE POWER
          WITH                            0
                           ----- -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                          121,577
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   121,577
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.6%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   PN
--------- ----------------------------------------------------------------------

                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J100                    13D                    Page 4 of 8 Pages
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BVF PARTNERS L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b) / /
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
-------------------------- ----- -----------------------------------------------
         NUMBER             5    SOLE VOTING POWER
           OF                             0
         SHARES            ----- -----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY EACH                       198,983
        REPORTING          ----- -----------------------------------------------
         PERSON             7    SOLE DISPOSITIVE POWER
          WITH                            0
                           ----- -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                          198,983
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   198,983
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   10.7%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   PN
--------- ----------------------------------------------------------------------

                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J100                    13D                    Page 5 of 8 Pages
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BVF INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b) / /
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
-------------------------- ----- -----------------------------------------------
         NUMBER             5    SOLE VOTING POWER
           OF                             0
         SHARES            ----- -----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY EACH                       198,983
        REPORTING          ----- -----------------------------------------------
         PERSON             7    SOLE DISPOSITIVE POWER
          WITH                            0
                           ----- -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                          198,983
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   198,983
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   10.7%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   IA, CO
--------- ----------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J100                    13D                    Page 6 of 8 Pages

         This Amendment No. 4 (the "Amendment") to the Statement on Schedule 13D, dated May 16, 1997, as amended first by Amendment No. 1, dated September 8, 1998, again by Amendment No. 2, dated September 10, 1998, and again by Amendment No. 3 dated January 10, 2000 (as amended the third time, the "Statement"), is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2 and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.002 per share (the "Stock"), of Cortech, Inc., a Delaware corporation ("Cortech"). The principle office of Cortech is located at 6850 North Broadway, Suite G, Denver, CO, 80221.

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since December 10, 1999, the following are the only transactions undertaken by the Reporting Persons.

         Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership 4,000 shares of the Stock for consideration of $24,620.00, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners.

         BVF2, utilizing its working capital, acquired 71,248 shares of the Stock from BVF and certain of the managed accounts, for an aggregate consideration of $381,833.61. In connection therewith, BVF transferred 20,668 shares of the Stock to BVF2 for consideration in the amount of $110,764.33 and the managed accounts transferred 50,580 shares of the Stock to BVF2 for consideration in the amount of $271,069.28. These transactions effected a shift in shares beneficially owned by BVF to BVF2, but the aggregate number of shares beneficially owned by Partners and BVF Inc. was not affected; nor did the transaction change the pecuniary interest of Partners and BVF Inc. in the Stock. In addition, Partners, in its capacity as general partner of BFV2, has purchased on behalf of such limited partnership an aggregate number of 50,329 shares of the Stock for an aggregate consideration of $331,847.60, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners.

Further, Partners, in its capacity as investment manager of a managed account, has transferred directly to the beneficial owners of that managed account or to a liquidating fund established for their benefit, 39,120 shares of the Stock for no consideration.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BVF beneficially owns 74,276 shares of the Stock, BVF2 beneficially owns 121,577 shares of the Stock, Partners beneficially owns 198,983 shares of the Stock, and BVF Inc. beneficially owns 198,983 shares of the Stock, approximately 4.0%, 6.6%, 10.7% and

CUSIP NO. 22051J100                    13D                    Page 7 of 8 Pages

10.7%, respectively, of the aggregate number of shares outstanding as of November 12, 1999 (as reported in Cortech's most recent quarterly statement on Form 10-Q).

         (b) BVF shares voting and dispositive power over the 74,276 shares of the Stock it beneficially owns with Partners. BVF2 shares voting and dispositive power over the 121,577 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 198,983 shares of the Stock they beneficially own with, in addition to BVF and BVF2, the managed account on whose behalf Partners, as investment manager, purchased such shares. The managed account on whose behalf Partners owns shares of the Stock is Investment 10 L.L.C., an Illinois limited liability company ("ILL10"). ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

         (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All of the "Transfers" were private transactions made without a broker, involving transfers to BVF2 from BVF and certain managed accounts as well as between a managed account and either its beneficial owners directly or a liquidating fund established for the benefit of the owners. The remainder were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

         (d) ILL10 is entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to its respective ownership interest therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement Regarding Joint Filing

         Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

CUSIP NO. 22051J100                    13D                    Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2000

                  BIOTECHNOLOGY VALUE FUND, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner

                                    By:     /s/ Mark N. Lampert
                                            ------------------------------
                                            Mark N. Lampert
                                            President

                  BIOTECHNOLOGY VALUE FUND II, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner

                                    By:     /s/ Mark N. Lampert
                                            ------------------------------
                                            Mark N. Lampert
                                            President

                  BVF PARTNERS L.P.

                  By:      BVF Inc., its general partner

                           By:      /s/ Mark N. Lampert
                                    ------------------------------
                                    Mark N. Lampert
                                    President

                  BVF INC.

                  By:      /s/ Mark N. Lampert
                           ------------------------------
                           Mark N. Lampert
                           President